June 24, 2021

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Larry Spirgel
Matthew Crispino
Stephen Krikorian
Amanda Kim

Re:	Otonomo Technologies Ltd.
Amendment No. 1 to Registration Statement on Form F-4
Filed May 28, 2021
File No. 333-254186

Ladies and Gentlemen:

On behalf of Otonomo Technologies Ltd. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”). An electronic version of Amendment No. 2 to Registration Statement on Form F-4 (the “Amended Registration Statement”) has been concurrently filed with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated June 15, 2021, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Registration Statement.

Questions and Answers about the Business Combination and the Special Meeting, page vii

1.

Please add a Q&A that discloses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages x-xi of the Amended Registration Statement.

June 24, 2021

How do I exercise my redemption rights?, page ix

2.

We note that public shareholders that redeem their shares will retain any SWAG warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment to provide additional disclosure regarding the SWAG warrants. Please see pages x-xi of the Amended Registration Statement. We respectfully advise the Staff that we cannot reliably predict the impact of different levels of redemptions on the per share value of the shares of Class A Stock held by non-redeeming shareholders following the redemption or on the per share value of the ordinary shares of the Post-Combination Company.

What happens if the Business Combination is not consummated?, page x

3.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in the event a business combination is not effected, the Founder Shares are not redeemable in accordance with their terms. The Company has revised the Amended Registration Statement in response to the Staff’s comment to reflect that the Founder Shares are not redeemable rather than that redemption rights have been waived in this scenario. Please see pages xi and 103 of the Amended Registration Statement.

What interests do the Sponsor and the current officers and directors of SWAG have in the Business Combination?, page xi

4.

Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages xii, 8, 63 and 80 of the Amended Registration Statement.

5.

Please ensure that this section highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that this section highlights all material interests in the transaction held by the Sponsor and SWAG’s officers and directors.

June 24, 2021

6.	We note SWAG’s charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted SWAG’s search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the section identified for additional disclosure addresses interests that SWAG’s officers and directors have in the transaction rather than items that could have a potential impact on SWAG’s search for a business combination target. The Company has revised the Amended Registration Statement in response to the Staff’s comment to include disclosure regarding the potential impact of the corporate opportunity doctrine on SWAG’s search for a business combination target. Please see page 72 of the Amended Registration Statement.

Agreements Entered Into in Connection with the Business Combination Agreement, page 3

7.

We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to the PIPE investment. Disclose if the PIPE investors include SWAG’s sponsors, directors, officers or their affiliates.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 3 and 97 of the Amended Registration Statement.

Risks Related to the Business Combination, page 40

8.

Please add a risk factor that discusses the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 49 of the Amended Registration Statement.

Unaudited Prospective Financial Information of Otonomo, page 70

9.

Please clarify why the financial data and information relating to fiscal year 2020 is marked as estimated (“E”) or as projected. Indicate whether those estimates are consistent with actual results. Additionally, please confirm whether 2021 is on track to achieve the projections disclosed in these notes.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the prospective financial information relating to fiscal year 2020 in the “Unaudited Prospective Financial Information of Otonomo” section of the Registration Statement is the data and information that was provided by Otonomo management to the Otonomo board of directors, Otonomo’s financial advisors, SWAG and potential PIPE investors in connection with the evaluation of the Business Combination. Such financial data and information relating to fiscal year 2020 was estimated at the time it was provided to those constituencies as the Company’s financial statements for the year ended December 31, 2020 had not been audited at such time. The Company’s audited financial statements for the year ended December 31, 2020 are included in the Registration Statement beginning on page F-2 under the heading “Consolidated Financial Statements of Otonomo Technologies Ltd.” and the Company has added certain actual financial results for the year ended December 31, 2020 to page 74 of the Amended Registration Statement for purposes of comparing to the projected financial information for the same period. The Company has also revised the Amended Registration Statement to disclose that it expects to achieve the projected 2021 financial results in all material respects. Please see page 74 of the Amended Registration Statement.

June 24, 2021

SWAG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, Contractual Obligations, page 119

10.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 122 of the Amended Registration Statement.

Certain Material U.S. Federal Income Tax Considerations, page 165

11.

We note that the parties “intend” for the Business Combination to be a reorganization within the meaning of Section 368(a) of the Tax Code. However, the disclosure does not indicate whether the parties expect the Business Combination to be tax-free to U.S. holders. Revise to make clear whether the parties expect the Business Combination to be tax-free to U.S. holders. If you are unable to conclude that the Business Combination is likely to be tax-free, revise your risk factor relating to the material tax consequences of the Business Combination (page 169) to focus on the uncertainty and the consequences of the Business Combination being taxable to U.S. holders. If you are able to conclude that the Business Combination is likely to be tax-free to U.S. holders, include a tax opinion supporting such a conclusion. For further guidance, see Staff Legal Bulletin No. 19 (October 14, 2011) and Item 601(b)(8) of Regulation S-K.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages 172-174 of the Amended Registration Statement. In addition, the Company has filed the requested tax opinion as Exhibit 8.1 to the Amended Registration Statement.

Security Ownership of Certain Beneficial Owners and Management of Swag, Otonomo and the Combined Company, page 210

12.

In addition to disclosing the beneficial ownership of your sponsor and its affiliates, please also disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the sponsor has the right to acquire beyond 60 days.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page 220 of the Amended Registration Statement.

Note 10. Share Based Compensation, page F-21

13.

Please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December 31, 2020, if material, for the periods over which it will be recognized. Refer to ASC 855-10-50-2.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see page F-25 of the Amended Registration Statement.

June 24, 2021

Note 12. Subsequent Events, page F-48

14.	Please revise to disclose the date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1. A similar concern applies to your disclosure on page F-67.

Response: The Company has revised the Amended Registration Statement in response to the Staff’s comment. Please see pages F-48 and F-67 of the Amended Registration Statement.

*********

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7420. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Maierson

Ryan J. Maierson

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Ben Volkow, Otonomo Technologies Ltd.

Bonnie Moav, Otonomo Technologies Ltd.

Amir Raz, Gross & Co.

Brooks Antweil, Kirkland & Ellis LLP